3/16/2004

SECU 04002076 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48645

RECEIVED FEB 26 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FB Equity Sales Corporation of Michigan

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 West Saginaw Highway
(No. and Street)

Lansing (City) Michigan (State) 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory T. Fleet (517) 323-7000 Ext. 2554
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner, Costerisan & Ellis, P.C.
(Name – *if individual, state last, first, middle name*)

544 Cherbourg Suite 200 (Address) Lansing (City) Michigan (State) 48917 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PS 3/17

OATH OR AFFIRMATION

I, Steven R. Rock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FB Equity Sales Corporation of Michigan, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

KATHRYN A. BOLTZ
Notary Public, Eaton County, MI
My Comm. Expires July 30, 2005

[signature]
Signature

President, FB Equity Sales Corp. of Michigan
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FB EQUITY SALES CORPORATION OF MICHIGAN

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5 of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2003 AND 2002

CONTENTS

Maner,
Costerisan
& Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr.
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
FB Equity Sales Corporation of Michigan
Lansing, Michigan

January 23, 2004

We have audited the accompanying statements of financial condition of FB Equity Sales Corporation of Michigan as of December 31, 2003 and 2002, and the related statements of net loss, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FB Equity Sales Corporation of Michigan as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner, Costerisan & Ellis, P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 41,477	$ 68,672
Securities owned, not readily marketable	3,300	3,300
Commissions receivable	5,413	4,693
Related party receivable	2,223	16,962
Other receivables	2,580	1,157
Prepaid insurance	6,954	5,246
TOTAL ASSETS	$ 61,947	$ 100,030
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	$ 107
Payable to related party	20,944	21,229
Commissions payable	3,315	2,568
Total liabilities	24,259	23,904
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	190,000	190,000
Deficit	(162,312)	(123,874)
Total stockholder's equity	37,688	76,126
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 61,947	$ 100,030

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES:		
Commissions	$ 92,029	$ 120,084
Interest	352	1,140
Total revenues	92,381	121,224
EXPENSES:		
Commissions	44,389	59,059
Salaries and employer related costs	78,815	84,090
Administrative costs	28,346	26,653
Total expenses	151,550	169,802
Loss before income tax benefit	(59,169)	(48,578)
INCOME TAX BENEFIT	20,731	16,962
NET LOSS	$ (38,438)	$ (31,616)

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Deficit	Total
BALANCE, January 1, 2002	$ 10,000	$ 190,000	$ (92,258)	$ 107,742
DEDUCT: Net loss			(31,616)	(31,616)
BALANCE, December 31, 2002	10,000	190,000	(123,874)	76,126
DEDUCT: Net loss			(38,438)	(38,438)
BALANCE, December 31, 2003	$ 10,000	$ 190,000	$ (162,312)	$ 37,688

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (38,438)	$ (31,616)
Adjustments to reconcile net loss to net cash used by operating activities:		
Commissions receivable	(720)	4,278
Related party receivable	14,739	10,082
Other receivables	(1,423)	718
Prepaid insurance	(1,708)	(808)
Accounts payable	(107)	107
Payable to related party	(285)	(13,793)
Commissions payable	747	(2,401)
Total adjustments	11,243	(1,817)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(27,195)	(33,433)
CASH AND CASH EQUIVALENTS:		
Beginning of year	68,672	102,105
End of year	$ 41,477	$ 68,672

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at cost.

Commissions receivable – Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade-by-trade basis and normally is settled within 30 days.

Income taxes – The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has entered into a "restrictive agreement" with the NASD under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.

The Company deposits its cash with high-credit-quality financial institutions and money market funds. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also are considered subject to minimal risk.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. Approximately 77% in 2003 and 76% in 2002 of commission revenue is from two different companies, each with a greater than 10% portion of total commissions.

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense is allocated under a formal allocation agreement at the statutory rate of 35%. Amounts related to losses or credits are also allocated. Amounts due from the parent company for income taxes amounted to $2,223 and $16,962 at December 31, 2003 and 2002, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to approximately $99,000 and $104,000 for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003 and December 31, 2002, the amounts due to the related party were $20,944 and $21,229, respectively. Also see Note 3.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had regulatory net capital of $18,118 and a minimum regulatory net capital requirement of $5,000. The regulatory net capital ratio of the Company was 1.34 to 1.

NOTE 6 – SUBSEQUENT EVENT

In January of 2004 Michigan Farm Bureau Financial Corporation contributed $50,000 of additional paid-in capital.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION WITH COMPANY'S COMPUTATION
AS OF DECEMBER 31, 2003

NET CAPITAL		
Total stockholder's equity		$ 37,688
Deductions and/or charges:		
Non-allowable assets:		
Securities owned, not readily marketable	$ 3,300	
Other receivables	2,580	
12(b)1 trail receivables	4,368	
Prepaid insurance	6,954	
Related party receivable	2,223	19,425
Net capital before haircuts on securities positions		18,263
Haircuts on securities (computed on money market funds included in cash and cash equivalents)		145
Net capital		$ 18,118
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Accounts and commissions payable		$ 24,259
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness of 6 2/3 percent of $24,259 or $5,000 if greater)		$ 5,000
Excess net capital		$ 13,118
Ratio: Aggregate indebtedness to net capital		1.34:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report as of the same date.

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
FB Equity Sales Corporation of Michigan
Grand Rapids, Michigan

January 16, 2004

In planning and performing our audit of the financial statements and supplemental schedule of FB Equity Sales Corporation of Michigan (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.con

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maner, Costerisan & Ellis, P.C.

Certified Public Accountants